Exhibit 99.1

GDS Issues Statement in Response to Blue Orca Report

SHANGHAI, China, August 1, 2018 (GLOBE NEWSWIRE) — GDS Holdings Limited (“GDS Holdings,” “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, learned yesterday that it was the subject of a short seller report (the “Report”) issued by Blue Orca Capital, LLC (“Blue Orca”).

The Report’s allegations are false, its conclusions are incorrect and its premises reflect a fundamental misunderstanding of the Company’s business.

Mr. William Wei Huang, Chairman and Chief Executive Officer, remarked, “We ask that our investors be aware that the Report reflects the opinions of an acknowledged short seller, whose sole interest is in profiting from a decline in the price of the Company’s shares. I have full confidence in our management team and their abilities to continue to serve our customers without being distracted by these baseless allegations.”  Mr. Huang further stated, “As a leading data center service provider in China with a 17-year track record, we pride ourselves in the trust and relationships we have built with our customers who rely on us.  We remain fully committed to continue to grow our business and to protect and create value for our customers, our shareholders and our employees.”

Set forth below are the Company’s initial responses to allegations made in the Report.

1. Area in Service and Utilization of a Data Center

GDS has commitments for 100% of the space of GZ1 from two customers.  GDS is currently receiving revenue for 94% of the total committed space of GZ1 from these two customers, which is in line with the Company’s definition of “area utilized”.  The two operators referenced in the Report are leasing the capacity from one of the above customers.

2. Purchase Price and Related-Party Nature of Certain Acquisitions

The amounts of consideration paid as disclosed in the Company’s SEC filings are accurate. The relevant SAIC filings only reflect a portion of the consideration. None of the employees, directors or shareholders of the acquired data centers identified in the Report were at any time an employee, director or related party of GDS.

3. Capital Raising and Debt

GDS Holdings, listed on the NASDAQ stock exchange, is the entity through which the Company raises long-term capital offshore. Under relevant regulations, including those of the PRC State Administration of Foreign Exchange (“SAFE”), the Company can only remit monies from offshore to onshore as approved by SAFE. GDS Holdings therefore holds its cash offshore until such time as there is a specific need, and the onshore capital injection is completed.

4. Mounting Balance of Unbilled Receivables

GDS’s accounts receivable cycle, including unbilled accounts receivable, lasts approximately 70 days. Unbilled receivables arise in the normal course of business. Higher unbilled accounts receivables reflect the shift in GDS’ customer profile to large cloud customers, primarily the major Chinese Internet companies. GDS’s accounts receivable days are well within market practice, and the company has had no bad debt for three years.

5. Lengthening Payable Cycle

GDS calculates Days Payable Outstanding as the average payable balance, divided by total purchases in terms of operating and capital expenditures, multiplied by 360. Under the Company’s definition, its Days Payable Outstanding were 119, 106 and 122 days for 2015, 2016 and 2017.

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In sum, the Company refutes the allegations of the Report, reaffirms the accuracy of its prior statements and reserves all of its rights to take appropriate legal action against Blue Orca Capital and/or those responsible for the Report. The Company reserves the right to provide additional detail to further rebut the Report in the days and weeks to come.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including direct private connection to major cloud platforms. The Company has a 17-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue outlook, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen
Phone: +86 (21) 2033-0295
Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner
Phone: +86 (10) 5730-6200
Email: GDS@tpg-ir.com

Brandi Piacente
Phone: +1 (212) 481-2050
Email: GDS@tpg-ir.com